FOR IMMEDIATE RELEASE	TSX:	SLW
May 7, 2015	NYSE:	SLW

SILVER WHEATON REPORTS RECORD PRODUCTION OF OVER TEN MILLION
SILVER EQUIVALENT OUNCES IN THE FIRST QUARTER OF 2015

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2015. All figures are presented in United States dollars unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

●
Record attributable silver equivalent production in Q1 2015 of 10.4 million ounces (6.3 million ounces of silver and 55,100 ounces of gold), compared with 9.0 million ounces in Q1 2014, representing an increase of 15%.

●
Attributable silver equivalent sales volume in Q1 2015 of 7.7 million ounces (5.7 million ounces of silver and 28,400 ounces of gold), compared with 8.1 million ounces in Q1 2014, representing a decrease of 5%.

●
During the three month period ending March 31, 2015, payable silver equivalent ounces attributable to the Company produced but not yet delivered increased by 1.6 million ounces to approximately 6.5 million ounces.

●	Revenues of $130.5 million in Q1 2015 compared with $165.4 million in Q1 2014, representing a decrease of 21%.

●
Average realized sale price per silver equivalent ounce sold in Q1 2015 of $16.90 ($16.95 per ounce of silver and $1,214 per ounce of gold) compared with $20.38 in Q1 2014, representing a decrease of 17%.

●	Net earnings of $49.4 million ($0.13 per share) in Q1 2015 compared with $79.8 million ($0.22 per share) in Q1 2014, representing a decrease of 38%.

●	Operating cash flows of $89.1 million ($0.24 per share¹) in Q1 2015 compared with $114.8 million ($0.32 per share¹) in Q1 2014, representing a decrease of 22%.

●	Cash operating margin1 in Q1 2015 of $12.44 per silver equivalent ounce compared with $15.81 in Q1 2014, representing a decrease of 21%.

1	Please refer to non-IFRS measures at the end of this press release.

●	Average cash costs1 in Q1 2015 were $4.14 and $388 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs¹ decreased to $4.46 compared with $4.57 in Q1 2014.

●	Declared quarterly dividend of $0.05 per common share.

●
On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick Gold Corporation’s (“Barrick”) Pascua-Lama project (“Pascua-Lama”), located on the border of Chile and Argentina.

●
On February 27, 2015, the Company announced that it had amended and restated its revolving credit facility (“Revolving Facility”). Silver Wheaton increased the available credit from $1 billion to $2 billion and used proceeds drawn from the Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under the Company’s non-revolving term loan.

●
On March 2, 2015, Silver Wheaton announced that it had acquired from Vale S.A. ("Vale") an additional 25% of the life of mine gold production from its Salobo mine, located in Brazil, for an upfront payment of $900 million.

●
On March 2, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of US$20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$800 million.

●
On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses).

●	Events Subsequent to the Quarter
o	Hudbay Minerals Inc.’s (“Hudbay”) Constancia mine in Peru achieved commercial production on April 30, 2015.

“Silver Wheaton had a strong start to 2015, with record production in the first quarter and the addition of more gold from one of our cornerstone assets. For the first time in our history, Silver Wheaton produced over ten million silver equivalent ounces in one quarter. While the quarterly sales volumes did not reflect the record production, we recognize that this is simply a timing issue and we fully expect to see increased sales as the year progresses,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Our record first quarter production was driven by the recent acquisition of an additional 25% of gold from the Salobo mine in Brazil, as well as the first contributions of gold and silver from the Constancia mine in Peru. We expect both of these streams to realize further gains over the coming year, as the Salobo mine is currently ramping-up production after expanding in the middle of last year and the Constancia mine achieved commercial production on April 30th of this year. We also continue to see some very good opportunities to add additional accretive ounces to our existing portfolio. Overall, the first quarter represents a strong start to what we believe will be a prolonged period of significant organic growth for Silver Wheaton without requiring any further capital.”

1	Please refer to non-IFRS measures at the end of this press release.

Financial Review

Revenues

Revenue was $130.5 million in the first quarter of 2015, on silver equivalent sales of 7.7 million ounces (5.7 million ounces of silver and 28,400 ounces of gold). This represents a 21% decrease from the $165.4 million of revenue generated in the first quarter of 2014 due primarily to a 17% decrease in the average realized silver equivalent price ($16.90 in Q1 2015 compared with $20.38 in Q1 2014), coupled with a 5% decrease in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs1 in the first quarter of 2015 were $4.46 per silver equivalent ounce as compared with $4.57 during the comparable period of 2014. This resulted in a cash operating margin¹ of $12.44 per silver equivalent ounce, a reduction of 21% as compared with Q1 2014. The decrease in the cash operating margin was primarily due to a 17% decrease in the average silver equivalent price realized in Q1 2015 compared with Q1 2014.

Earnings and Operating Cash Flows

Net earnings and cash flow from operations in the first quarter of 2015 were $49.4 million ($0.13 per share) and $89.1 million ($0.24 per share¹), compared with $79.8 million ($0.22 per share) and $114.8 million ($0.32 per share¹) for the same period in 2014, a decrease of 38% and 22%, respectively. Earnings and cash flow continued to be impacted by lower gold and silver prices.

Balance Sheet

At March 31, 2015, the Company had approximately $88.0 million of cash on hand and $800 million outstanding under the Company's $2 billion revolving term loan.

As per the Company’s February 27, 2015, news release, Silver Wheaton amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by two years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were revised. The interest rate applicable to any drawings under the amended Revolving Facility remains unchanged. The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

On March 2, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they had agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). The net proceeds were used to help fund the Company’s acquisition of an additional 25% gold stream from the Salobo mine.

 1   Please refer to non-IFRS measures at the end of this press release.

First Quarter Asset Highlights

During the first quarter of 2015, attributable silver equivalent production was 10.4 million ounces (6.3 million ounces of silver and 55,100 ounces of gold), representing an increase of 15% compared with the first quarter of 2014.

Operational highlights for the quarter ended March 31, 2015, are as follows:

Salobo

In the first quarter of 2015, Salobo produced 27,185 ounces of gold attributable to Silver Wheaton, an increase of approximately 205% relative to the first quarter of 2014 primarily due to the doubling of the percentage of gold Silver Wheaton is entitled to as detailed below and the increased throughput as a result of the expansion to 24 million tons per annum (“Mtpa”) which commenced production mid-year 2014.

On March 2, 2015, the Company amended the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to the agreement in 2013. Silver Wheaton is now entitled to a total of 50% of the life of mine gold production from the Salobo mine.

Under the amended agreement, the Company paid Vale upfront cash consideration of $900 million and will pay ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered. The additional 25% life of mine production that was processed from and after January 1, 2015, accrued retroactively to the Company. If throughput capacity is expanded above the current 24 Mpta within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule.

Constancia

As disclosed in Hudbay’s first quarter of 2015 MD&A, the Constancia mine achieved commercial production on April 30, 2015. Hudbay reported that ocean shipments began in April 2015 and that the mine and concentrator are currently operating at or above design capacity. According to Hudbay, the plant is performing as designed and throughput has occasionally exceeded design due to favourable ore characteristics, with peaks of over 90,000 tonnes per day. Hudbay has indicated that as at April 30, 2015, 42,575 tonnes of copper concentrate had been produced, of which approximately 20,500 tonnes had been shipped. Hudbay continues to expect the operation to achieve steady state design and feasibility level recoveries of copper in the fourth quarter of 2015.

San Dimas

On August 6, 2010, Goldcorp Inc. (“Goldcorp”) completed the sale of the San Dimas mine to Primero Mining Corp (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, as it relates to San Dimas, was extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, and Silver Wheaton received an additional 1.5 million ounces of silver per annum that was delivered by Goldcorp. According to the amended agreement, beginning on August 6, 2014, the fourth anniversary of the closing, Primero delivers a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess, and Goldcorp's obligation to deliver supplemental silver ceased.

In the first quarter of 2015, San Dimas produced 1.9 million ounces of silver, an increase of approximately 20% relative to the first quarter of 2014. This was primarily due to increased production as a result of the expansion to 2,500 tonnes per day (“tpd”) which was completed early in 2014 and to the sharing threshold increasing to 6 million ounces1. In addition, during the quarter, the San Dimas mill consistently operated above its nameplate capacity of 2,500 tpd with an average throughput of 2,863 tpd, a 30% increase versus Q1 2014. Importantly, the San Dimas mine maintained pace with the mill, achieving record quarterly production of 2,931 tpd, 21% higher than in Q1 20142.  Metallurgical recoveries also reverted to their historical high levels with the completion of a final leach tank, averaging 93% for silver in the quarter.

Peñasquito

In the first quarter of 2015, the Peñasquito mine produced 1.4 million ounces of silver attributable to Silver Wheaton, a decrease of approximately 29% relative to the fourth quarter of 2014 due to lower grades being mined and lower metallurgical recoveries. Goldcorp has indicated that it anticipates grades to improve throughout 2015.

As disclosed in Goldcorp’s first quarter of 2015 MD&A, in the first quarter of 2015, Peñasquito commenced a feasibility study on the Metallurgical Enhancement Project ("MEP") which is the combined study to assess the feasibility of the Concentrate Enrichment Project ("CEP") and Pyrite Leach Peñasquito sulphide plant ("Pyrite Leach"). The study will assess the potential for producing saleable copper concentrate (CEP) and the viability of leaching a pyrite concentrate from the zinc flotation tailings (Pyrite Leach). Successful implementation of one or both of these new process improvements has the potential to improve the overall economics and life of mine of Peñasquito. The feasibility study is expected to be complete in early 2016.

Barrick / Pascua-Lama

In the first quarter of 2015, attributable silver production from Barrick was 0.6 million ounces, an increase of approximately 112% relative to the first quarter of 2014 primarily due to higher grades at the Veladero and Lagunas Norte mines.

On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick’s Pascua-Lama project. The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until March 31, 2018, an extension of 1 ¼ years, and extending the completion test deadline an additional 2 ½ years to June 30, 2020.  As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

1	In the prior year, the San Dimas mine reached the previous sharing threshold of 3.5 million ounces of silver on March 13, 2014.
2	Primero’s first quarter of 2015 MD&A dated May 6, 2015.

Sudbury

In the first quarter of 2015, Sudbury produced 10,112 ounces of gold, an increase of approximately 57% relative to the first quarter of 2014 primarily due to the commencement of operations at the Totten mine as well as higher gold grades being mined.

Other: Toroparu

On April 22, 2015, the Company amended its early deposit precious metal purchase agreement with Sandspring Resources Ltd. ("Sandspring") to include the acquisition of an amount equal to 50% of the silver production from its Toroparu project (“Toroparu”) located in the Republic of Guyana, South America. Silver Wheaton will pay Sandspring incremental upfront cash payments totaling $5.0 million for 50% of the payable silver production from Toroparu. In addition, Silver Wheaton will make ongoing payments to Sandspring of the lesser of the market price and $3.90 per payable ounce of silver delivered to Silver Wheaton over the life of Toroparu, subject to a 1% annual increase starting on the fourth anniversary of production. Sandspring is entitled to receive US$2.0 million of the incremental US$5.0 million cash payment in four equal installments over the course of 2015, subject to the satisfaction of certain conditions.

Produced But Not Yet Delivered 1

During the first quarter of 2015, payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 1.6 million ounces to approximately 6.5 million silver equivalent payable ounces at March 31, 2015, primarily related to an increase related to the Salobo gold purchase agreement. Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately 2 to 3 months of annualized production but may vary from quarter to quarter due to a number of mining operations factors including mine ramp-up, delays in shipments, etc.

Detailed mine by mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

Webcast and Conference Call Details

A conference call will be held Friday, May 8, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	25021471
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

The conference call will be recorded and available until May 15, 2015. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	25021471
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Vale’s Salobo mine and Hudbay’s Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

 1 Silver equivalent production forecast assumes a gold/silver ratio of 72:1

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

   In accordance with the Company’s MD&A and financial statements, reference to the Company includes the Company’s wholly owned subsidiaries.

Condensed Interim Consolidated Statement of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2015	2014
Sales	$130,504	$165,379
Cost of sales
Cost of sales, excluding depletion	$34,464	$37,088
Depletion	32,045	36,621
Total cost of sales	$66,509	$73,709
Earnings from operations	$63,995	$91,670
Expenses and other income
General and administrative 1	$8,170	$10,110
Foreign exchange gain	(373)	(281)
Interest expense	1,500	1,108
Other expense	2,297	910
	$11,594	$11,847
Earnings before income taxes	$52,401	$79,823
Income tax expense	(2,982)	(14)
Net earnings	$49,419	$79,809

Basic earnings per share	$0.13	$0.22
Diluted earnings per share	$0.13	$0.22
Weighted average number of shares outstanding
Basic	370,844	357,398
Diluted	371,115	357,940
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,922	$2,182

Condensed Interim Consolidated Balance Sheets

	March 31	December 31
(US dollars in thousands - unaudited)	2015	2014
Assets
Current assets
Cash and cash equivalents	$88,008	$308,098
Accounts receivable	2,479	4,132
Other	1,250	26,263
Total current assets	$91,737	$338,493
Non-current assets
Silver and gold interests	$5,118,826	$4,248,265
Early deposit - gold interest	13,613	13,599
Royalty interest	9,107	9,107
Long-term investments	25,157	32,872
Other	9,634	5,427
Total non-current assets	$5,176,337	$4,309,270
Total assets	$5,268,074	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,060	$14,798
Dividends payable	20,198	-
Current portion of performance share units	3,328	1,373
Total current liabilities	$38,586	$16,171
Non-current liabilities
Bank debt	$800,000	$998,518
Deferred income taxes	133	942
Performance share units	1,859	3,396
Total non-current liabilities	$801,992	$1,002,856
Total liabilities	$840,578	$1,019,027
Shareholders' equity
Issued capital	$2,815,338	$2,037,923
Reserves	(36,717)	(28,841)
Retained earnings	1,648,875	1,619,654
Total shareholders' equity	$4,427,496	$3,628,736
Total liabilities and shareholders' equity	$5,268,074	$4,647,763

Condensed Interim Consolidated Statement of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2015	2014
Operating activities
Net earnings	$49,419	$79,809
Adjustments for
Depreciation and depletion	32,142	36,688
Amortization of credit facility origination fees:
Interest expense	113	55
Amortization of credit facility origination fees - undrawn facilities	248	251
Write off of credit facility origination fees upon repayment of NRT Loan	1,315	-
Interest expense	1,387	1,053
Equity settled stock based compensation	1,922	2,182
Performance share units	782	147
Deferred income tax expense (recovery)	2,936	(40)
Investment income recognized in net earnings	(132)	(85)
Other	(38)	(78)
Change in non-cash working capital	150	(4,132)
Cash generated from operations	$90,244	$115,850
Interest paid - expensed	(1,188)	(1,046)
Interest received	75	28
Cash generated from operating activities	$89,131	$114,832
Financing activities
Bank debt repaid	$(1,000,000)	$-
Bank debt drawn	800,000	-
Credit facility origination fees	(4,112)	(600)
Shares issued	800,000	-
Share issue costs	(30,344)	-
Share purchase options exercised	2,887	13
Cash generated from (applied to) financing activities	$568,431	$(587)
Investing activities
Silver and gold interests	$(900,003)	$(125,082)
Interest paid - capitalized to silver interests	(1,824)	(2,891)
Silver and gold interests - early deposit	(13)	(149)
Proceeds on disposal of silver interest	25,000	-
Dividend income received	57	57
Other	(612)	(26)
Cash applied to investing activities	$(877,395)	$(128,091)
Effect of exchange rate changes on cash and cash equivalents	$(257)	$(7)
Decrease in cash and cash equivalents	$(220,090)	$(13,853)
Cash and cash equivalents, beginning of period	308,098	95,823
Cash and cash equivalents, end of period	$88,008	$81,970

Condensed Interim Summary of Ounces Produced and Sold

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced 2
San Dimas 3	1,928	1,744	1,290	1,118	1,608	1,979	1,660	1,160
Yauliyacu	576	687	875	658	718	687	639	668
Peñasquito	1,447	1,582	1,630	2,054	2,052	2,047	1,636	1,440
Barrick 4	640	690	397	299	301	423	465	556
Other 5	1,751	1,701	1,903	2,182	2,185	2,119	2,450	2,586
Total silver ounces produced	6,342	6,404	6,095	6,311	6,864	7,255	6,850	6,410
Gold ounces produced ²
777	12,081	9,669	12,105	11,611	12,785	14,134	18,259	16,986
Sudbury 6	10,112	9,924	12,196	7,473	6,426	7,060	7,341	8,840
Salobo	27,185	12,253	10,415	8,486	8,903	10,067	8,061	6,342
Other 7	5,728	3,435	6,959	5,185	5,749	9,530	2,894	4,226
Total gold ounces produced	55,106	35,281	41,675	32,755	33,863	40,791	36,555	36,394
Silver equivalent ounces of gold produced 8	4,029	2,615	2,786	2,144	2,121	2,476	2,237	2,269
Silver equivalent ounces produced 8	10,371	9,019	8,881	8,455	8,985	9,731	9,087	8,679
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	8,964	8,447	8,365	8,977	9,723	8,948	8,615
Increase (Decrease) 2	n.a.	55	434	90	8	8	139	64
Silver ounces sold
San Dimas 3	1,901	1,555	1,295	1,194	1,529	2,071	1,560	1,194
Yauliyacu	320	761	1,373	111	1,097	674	13	559
Peñasquito	1,573	1,640	1,662	1,958	1,840	1,412	1,388	1,058
Barrick 4	648	671	377	291	361	397	447	560
Other 5	1,223	1,106	1,592	1,673	1,398	1,510	2,257	1,771
Total silver ounces sold	5,665	5,733	6,299	5,227	6,225	6,064	5,665	5,142
Gold ounces sold
777	6,629	8,718	15,287	13,599	6,294	15,889	16,972	23,483
Sudbury 6	8,033	11,251	5,566	6,718	6,878	6,551	6,534	4,184
Salobo	9,794	14,270	7,180	11,902	10,560	6,944	6,490	2,793
Other 7	3,943	3,665	8,685	2,559	6,390	1,840	5,287	3,409
Total gold ounces sold	28,399	37,904	36,718	34,778	30,122	31,224	35,283	33,869
Silver equivalent ounces of gold sold 8	2,058	2,808	2,441	2,267	1,891	1,909	2,163	2,097
Silver equivalent ounces sold 8	7,723	8,541	8,740	7,494	8,116	7,973	7,828	7,239
Gold / silver ratio 8	72.5	74.1	66.5	65.2	62.8	61.1	61.3	61.9
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,485	4,893	5,147	5,996	6,042	5,997	5,283	4,736

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Mineral Park and Campo Morado silver interests.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2015
	Ounces Produced2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,928	1,901	$32,054	$16.86	$4.20	$0.88	$22,398	$24,069	$151,280
Yauliyacu	576	320	5,289	16.53	4.16	6.43	1,899	3,958	185,419
Peñasquito	1,447	1,573	27,010	17.17	4.07	2.85	16,128	20,607	446,667
Barrick 4	640	648	10,877	16.79	3.90	3.24	6,253	8,350	605,783
Other 5	1,751	1,223	20,782	16.99	4.26	3.83	10,886	15,984	555,058
	6,342	5,665	$96,012	$16.95	$4.14	$2.65	$57,564	$72,968	$1,944,207
Gold
777	12,081	6,629	$7,929	$1,196	$400	$823	$(176)	$5,643	$238,459
Sudbury 6	10,112	8,033	9,682	1,205	400	841	(291)	6,053	577,103
Salobo	27,185	9,794	12,096	1,235	400	420	4,067	8,178	2,198,143
Other 7	5,728	3,943	4,785	1,213	311	184	2,831	3,450	160,914
	55,106	28,399	$34,492	$1,214	$388	$600	$6,431	$23,324	$3,174,619
Silver equivalent 8	10,371	7,723	$130,504	$16.90	$4.46	$4.15	$63,995	$96,292	$5,118,826
Corporate
General and administrative							$(8,170)
Other							(6,406)
Total corporate							$(14,576)	$(7,161)	$149,248
	10,371	7,723	$130,504	$16.90	$4.46	$4.15	$49,419	$89,131	$5,268,074

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Aljustrel, Keno Hill, Rosemont and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended March 31, 2014
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,608	1,529	$31,608	$20.67	$4.17	$0.81	$23,986	$25,232	$156,246
Yauliyacu	718	1,097	22,166	20.21	4.12	5.92	11,147	17,646	200,778
Peñasquito	2,052	1,840	37,562	20.42	4.05	2.98	24,632	30,111	466,810
Barrick 5	301	361	7,407	20.53	3.90	3.26	4,823	6,765	602,315
Other 6	2,185	1,398	28,001	20.02	4.19	3.99	16,551	23,288	670,088
	6,864	6,225	$126,744	$20.36	$4.12	$3.21	$81,139	$103,042	$2,096,237
Gold
777	12,785	6,294	$8,039	$1,277	$400	$823	$344	$5,522	$274,848
Sudbury 7	6,426	6,878	8,812	1,281	400	841	273	6,060	603,666
Salobo	8,903	10,560	13,479	1,276	400	462	4,378	9,255	1,317,606
Other 8	5,749	6,390	8,305	1,300	309	124	5,536	5,886	27,691
	33,863	30,122	$38,635	$1,283	$381	$552	$10,531	$26,723	$2,223,811
Silver equivalent 9	8,985	8,116	$165,379	$20.38	$4.57	$4.51	$91,670	$129,765	$4,320,048
Corporate
General and administrative							$(10,110)
Other							(1,751)
Total corporate							$(11,861)	$(14,933)	$156,817
	8,985	8,116	$165,379	$20.38	$4.57	$4.51	$79,809	$114,832	$4,476,865

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment commencing on August 6, 2010 to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel:         1-800-380-8687
Email:      info@silverwheaton.com
Website: www.silverwheaton.com